2018 Proxy Memo Starbucks Corp. Request: Report on Sustainable Packaging Strategy

PROXY MEMO

Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of the Registrant: Starbucks Corporation
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow calls on Starbucks shareholders to vote FOR Item #5 at Starbucks Corporation Annual Meeting on March 21, 2018.

For questions, please contact Conrad MacKerron, Senior Vice President, As You Sow, mack@asyousow.org

Report on Sustainable Packaging Strategy

Issue Summary

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Starbucks distributes millions of green plastic straws with its cold drinks which are not recyclable, and prevalent in street and marine litter. When swept into waterways, these straws can harm fish and marine animals. Direct competitors have begun to ban plastic straws including the large UK coffeehouse chain Costa Coffee.

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The company promotes its environmental leadership, especially in regard to coffee cup waste, yet failed to attain two high-profile 2015 commitments on cup reusability and recycling as concerns grow dramatically over global single use packaging waste.

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Its packaging sustainability commitments are dated; they apply only to North American and some European markets. Waste concerns are growing in Asia, which has more plastic waste dumped into water and less collection and recycling infrastructure. Starbucks is pressing major growth in Asia, opening a new store every 15 hours in China.[1]

•	Starbucks lags corporate peers like McDonald’s on recycling, which has pledged to recycle on-site packaging at all locations globally by 2025.

1 https://www.cnbc.com/2017/12/05/starbucks-is-opening-a-store-in-china-every-15-hours.html

1611 Telegraph Ave., Suite 1450 | Oakland, CA 94612 | www.asyousow.org	1

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Studies estimate 8 million tons of plastics are dumped in oceans annually and project that oceans will contain more plastic than fish by weight by 2050.[2] This has led local and state governments to ban some forms of plastic packaging.

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Shareholders would benefit from a report outlining an aggressive plan to realize Starbucks’ original reuse and recycling goals, and dealing with harmful plastic straws.  Senior management should prioritize this effort and motivate employees to implement it.  Not taking action could result in backlash from an ecologically aware customer base.

The Proposal

The proposal asks the company to report on how it will scale up a sustainable packaging policy with emphasis on banning use of plastic straws, and making good on meeting two failed signature environmental goals: serving beverages in reusable containers and recycling all cups left in its stores.  A supporting statement notes that a comprehensive policy should also include making paper cups fully recyclable, ensuring that cups collected are actually recycled, and increasing recycled content.

Background

Plastic Straws: Americans use 500 million plastic straws a day, including Starbucks’ green plastic straws for in its cold drinks, which are not recyclable. Straws and coffee lids are among the most common items found during ocean beach cleanups; straws were listed as the fifth most common item found in the most recent tally by the Ocean Conservancy. When straws are swept into waterways, they can seriously harm marine animals either as an intact sharp object, or as degraded bits of plastic that become lodged in their digestive system.  Starbucks’ home city of Seattle has banned plastic straws effective July 2018, and other cities will likely follow suit as concern grows over the impact of plastic waste on ocean ecosystems, and because paper replacement straws are readily available. Other beverage and fast food providers have begun to ban plastic straws including the large UK coffeehouse chain Costa Coffee, Starbucks’ direct competitor; as well as Pizza Express, and Wagamama. The company should stop using plastic straws.

Cup reuse and recycling commitments:  The company has stated that from its customers’ standpoint, the waste generated by its single use paper coffee cup is its No. 1 environmental liability.  To address this challenge, in 2008 Starbucks pledged that by 2015, 25% of beverages would be served in reusable containers, and front-of-store recycling bins would be placed in all owned and operated stores (about 8000).  It held a series of high-profile cup summits and hired MIT systems expert Peter Senge to advise it.  In pursuing the 25% reusables goal, the company had the opportunity to motivate customers to bring in their own reusable coffee mugs, and motivate employees to promote reusable for both “to go” and “for here” customers. The company pledged it would be “re-establishing glassware or ceramic mugs as our global standard for our customers who enjoy their beverages in our stores.” The company made some progress on parts of these commitments but has fallen far short overall.

2 Jambeck et al, Plastic waste inputs from land into the ocean, Science 13 February 2015 http://science.sciencemag.org/content/347/6223/768, and Ellen MacArthur Foundation, January 2016, The New Plastics Economy: Rethinking the Future of Plastics, http://www.ellenmacarthurfoundation.org/publications/the-new-plastics-economy-rethinking-the-future-of-plastics

Cup recycling results: After nine years, management says front-of-store recycling is available in over 50% of company-owned stores. But many stores recycle only plastic cups because the company has not secured an end market to process paper cups.  Some paper cups are not recyclable due to a thin plastic coating that requires special processing; not all paper mills can process the cups. There are alternative coating technologies for paper cups the company could adopt that would make recycling easier for processors.  The bottom line is that the company, while making significant efforts, only reached half of its stated goal. There appears to be a lack of urgency by management to increasing recyclability and finding markets for paper cups at many locations.

While these challenges remain unresolved, new problems have emerged. In 2015, a CBC-TV Marketplace undercover investigation found that significant numbers of cups placed in recycling bins at stores still ended up in the trash. The company said it would audit all Canadian and U.S. stores and get to the bottom of it. More than two years later, no results have been released.

Reusables results: Most concerning were the results of its reusable container goal. By 2011, the company quietly dropped the goal from 25% to 5% of all beverages served. Even then, it was unable to get even half way towards that greatly weakened goal; after nine years, just 1.4% of beverages are served in reusable cups. In response, the company has offered an unacceptably weak alternative of “doubling” the goal to 2.8% over the next five years. We have monitored the company’s actions with dismay for years as it failed to adequately promote on-site use of reusables. Despite pledging to promote reusable cups for both take out and on-site consumption, employees do not routinely offer reusable ceramic mugs and glass tumblers to customers dining on-site, nor is signage commonly provided to promote the availability of reusables.  Management appears to have fallen far short in adequately training and motivating employees.

As You Sow has repeatedly congratulated Starbucks for its bold commitments, and urged competitors to match them. We waited patiently for seven years for the company to achieve its goals.  Now three years after failing to get to even 2% of beverages served in resuables, management says it will continue to work on this issue but has not demonstrated how it will make significant progress. Vague assertions that it will keep trying will not advance this challenging issue. The company needs to develop a more transparent, aggressive strategy to promote reusables, and devote sufficient corporate resources to achieve it.

Explosive growth, lagging stewardship:  Starbucks recycling commitments are no longer industry-leading. While the company operates in 75 countries, the reusability and recycling goals discussed above apply only to North America and a few parts of Western Europe, while the company pursues explosive growth in Asia.  Starbucks already operates more than 3,000 stores in China and plans to add 2,000 by 2021. According to CNBC, it is opening a new store in China every 15 hours. China has been cited in recent scientific reports as the leading depositor of plastic waste into oceans, the source of 28% of total plastic deposition.3  There have been no public commitments made by Starbucks regarding recycling in stores in Asia. Lack of such commitments could lead to significant backlash by its environmentally aware customer base.

3 J.R. Jambeck, et al., “Plastic waste inputs from land into the ocean,” Science 13 February 2015.

Further, the company has not acted on several related packaging sustainability issues we brought to its attention with a shareholder proposal in 2011:

•	No recycled content in its Ethos® brand PET plastic water bottles.
•	No actions taken to encourage recycling of millions of paper cups provided to other quick service brands via its Seattle’s Best Coffee subsidiary used at 30,000 locations.
•	No recovery goals for plastic, glass, and metal containers of Starbucks ready-to-drink beverages sold in grocery and convenience stores.

The Plastic Pollution Threat

Plastic pollution on land and water has risen in prominence dramatically as an environmental issue in the last two years as new studies showed far higher rates of plastic ending up in oceans than previously believed. In December 2017, nearly 200 countries at a United Nations Environment Assembly in Nairobi pledged to eliminate plastic pollution in the world’s oceans. Erik Solheim, UN undersecretary-general, called the issue “an ocean Armageddon.”

A 2015 study published in the journal Science concluded the oceans are loading with plastics far faster than previously thought, with 8 million tons—equivalent to one garbage truck every minute—being added annually. At that rate, without significant mitigation, by 2050 plastic could exceed fish by weight. A recent Ocean Conservancy report concludes that poorly designed waste management systems, not just beach litter, sewage, or blowing plastic, contribute substantially to ocean plastic, particularly in developing markets.4  The U.S. Environmental Protection Agency says degraded plastics in ocean gyres pose threats to marine animals,5 and potentially to human health.6

An assessment of marine debris by a panel of the Global Environment Facility of the UN Environment Program concluded that an underlying cause of debris entering oceans is unsustainable production and consumption patterns including "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold...7

A 2014 UN Environment Program report estimated the environmental cost of plastic use in the consumer goods sector at $75 billion annually (including $13 billion in damage to marine ecosystems). Environmental groups are beginning to focus on brand packaging and the waste of resources associated with landfilling rather than recycling these materials. In September 2016, hundreds of non-governmental groups launched a global Break Free from Plastic campaign to address plastic deposition of single use packaging. Some groups are already protesting lack of recyclability of Starbucks’ paper cups. If the company does not respond and develop policies and practices to address these issues, it could risk brand damage.

4 Ocean Conservancy, 2015, Stemming the Tide: Land based strategies for a plastic-free ocean, http://www.oceanconservancy.org/our-work/marine-debris/mckinsey-report-files/full-report-stemming-the.pdf
5 http://water.epa.gov/type/oceb/marinedebris/md_impacts.cfm
6 http://www.epa.gov/region9/marine-debris/faq.html
7 Scientific and Technical Advisory Panel, Marine Debris as a Global Environmental Problem: Introducing a solutions based framework focused on plastic, November 2011, p.3.
http://www.thegef.org/gef/sites/thegef.org/files/publication/STAP%20MarineDebris%20-%20website.pdf

Starbucks lags peers

In regards to banning plastic straws, as noted above, the company lags peers like Costa Coffee, which have already agreed to stop using plastic straws.

In regards to on-site recycling, the company was recently bested by McDonald’s Corp., another direct retail premium coffee competitor with its growing McCafé coffee house style locations, with an industry-leading commitment to recycle all on-site packaging at 37,000 locations globally by 2025. As noted above, Starbucks has 3000 locations in China alone with no recycling program.

Company Statement in opposition

Banning plastic straws due to the threat they represent to marine life is one of the main goals of this proposal. The company’s proxy response statement does not even mention straws. This fact alone is sufficient to justify support the proposal as the company has supplied no information on whether it views plastic straws as a threat and if so, how it intends to address the problem.

The company cites a long list of sustainable packaging initiatives in its statement. Indeed, it previously set industry-leading goals, but its statement does not acknowledge the failure of its two signature initiatives on packaging sustainability discussed in detail above: a goal to serve 25% of beverages in reusable containers and to recycle plastic and paper cups in all owned stores by 2015. The company says it wants to press ahead towards these goals but won’t say how. Given the scale of failure of its reusability goal, with just 1.4% of drinks served in reusables, management needs to assure investors it has a strong, funded, scalable plan for how to achieve its priority goals.

The statement refers to “comprehensive” goals laid out in its 2016 report. As noted above, the company’s goals are far from comprehensive – lacking a strategy for recycling in environmentally threatened developing markets, or a blueprint for achieving its failed 2015 goals. Further, with the looming crisis on ocean waste, there’s no evidence of the company moving to use recycled content in its Ethos® brand PET plastic water bottles, or to prioritize recycling of those bottles, which beverage companies like PepsiCo have done for more than a decade.

Conclusion

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Shareholder proponents are not convinced the company is delegating sufficient resources and priority to make good on its previous high-profile, signature environmental commitments or to address new ones.

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Shareholders would benefit by receiving detailed perspective and guidance on the company’s plans to realize its twin environmental goals to serve significant volumes of beverages in reusable containers and to recycle all paper cups in owned stores by 2015. As noted above, it fell far short of both goals.

•	We request the company ban plastic straws due to harm to ocean animals and a readily available alternative. A major competitor, Costa Coffee, has already banned plastic straws.

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Shareholders should support the proposal as they would also benefit from management discussion of how the company intends to avoid criticism and potential erosion of an environmentally aware customer base by opening thousands of stores in Asia without reuse or recycling programs. China is the country with the largest amount of waste plastic leaking into waterways. The company has not provided evidence of reuse or recycling commitments at its rapidly expanding locations in Asia.